September 1, 2020

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On July 9, 2020, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Cavalier Fundamental Growth Fund (the “Fund”). On August 12, 2020, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. Given that the Fund will invest in other investment companies as a principal strategy, please include Acquired Fund Fees and Expenses in the Fee Table as a separate line item if they will be greater than 1 basis point or in Other Expenses if they will be less than that.
Response. The Registrant has revised the Fee table to include a line item for acquired fund fees and expenses.
Comment 2. In “Principal Risks Investment Strategies”, please revise the last sentence of the fourth paragraph to disclose the basis for portfolio companies’ equal weighting.
Response. The Registrant has revised the disclosure as follows:
This selection of 30-40 holdings is constructed to diversify across sectors and industries where current opportunities are viewed as favorable.  The portfolio is generally equally weighted based on the security's market value.

Comment 3. In the fifth paragraph of “Principal Investment Strategies”, rather than state that the portfolio will be positioned defensively, please revise the disclosure to state that the Fund will employ a risk management strategy intended to manage the volatility level of the Fund’s returns and reduce the overall risk of investing in the Fund.
Response. The Registrant has revised the disclosure as follows:
~~When the Advisor deems it appropriate to position the portfolio defensively~~ The Fund may employ a risk management strategy intended to manage the volatility of the Fund’s returns and reduce the overall risk of investing in the Fund. When employing this risk management strategy, the Fund may allocate a significant percentage of its assets to cash and cash equivalents. When employing the risk management strategy, in addition to cash, the Fund ~~Additionally, the strategy~~ may utilize a hedge overlay for downside protection, which will include ETFs that have exposure to changes in volatility or offer inverse performance to equity markets (inverse ETFs).  In order to effectively execute the hedge overlay, when the Fund is not employing the risk management strategy, the Advisor will generally maintain an approximately 10% position in a broad market equity ETF, and the assets allocated to this broad market equity ETF are reallocated to the risk management strategy investments ~~that may be re-allocated efficiently~~ in times of market stress.  The hedge overlay will be used when the Advisor believes there is the potential for higher risk of loss in equity markets.
Comment 4. In “Principal Risks of Investing in the Fund”, please add a cash risk.
Response. The Registrant has added the disclosure requested.
Comment 5. In “Principal Risks of Investing in the Fund”, please add a managed volatility risk as follows:
Managed Volatility Risk. Techniques used by Advisor to manage the volatility of the Fund’s investments carry the risks that such techniques may not protect against market declines. The techniques may also limit the Fund’s participation in market gains, particularly during periods where market values are increasing but market volatility is high. Further, such techniques may increase portfolio transaction costs, which could result in losses or reduced gains. They also may not be successful as the techniques are subject to the Advisor’s ability to correctly analyze and implement the volatility management techniques in a timely manner.
Response. The Registrant has added the disclosure requested.
Comment 6. In the fifth paragraph of “Principal Investment Strategies”, please clarify in the disclosure whether the cash strategy and hedge overlay are the same thing.
Response. The Advisor has confirmed to the Registrant that the cash investments and hedge overlay are both part of the risk management strategy, but they are not the same thing. The Registrant has revised the disclosure as shown in response to Comment 3 above.

Comment 7. In the fifth paragraph of “Principal Investment Strategies”, please add a parenthetical to explain that ETFs that offer inverse performance to equity markets means an inverse ETF.
Response. The Registrant has added the disclosure requested as shown in the response to Comment 3 above.
Comment 8. In the fifth paragraph of “Principal Investment Strategies”, please use plain English to explain what “reallocated efficiently in times of market stress” means.
Response. The Registrant has revised the disclosure requested as shown in the response to Comment 3 above.
Comment 9. In “Principal Risks of Investing in the Fund”, please confirm that the risks are listed in order of importance and not just alphabetically.
Response. The Registrant confirms that the risks are listed in order of importance.
Comment 10. Please add disclosure to the introduction to “Performance Information” explaining that the Fund’s strategy changed if the changes reflected in the Registration Statement will affect performance.
Response. The Registrant has added the disclosure requested.
Comment 11. In “Performance Information”, please delete the reference to Class A returns not being included.
Response. The Registrant has revised the disclosure as requested.
Comment 12. In “Performance Information”, please delete the second reference to the indexes in the table as index returns need only be shown once and for the since inception period for the share class shown in the bar chart.
Response. The Registrant has revised the disclosure as requested.
Additional Information about the Fund’s Investment Objectives, Principal Investment Strategies, and Risks
Comment 13. In “Principal Investment Strategies”, please revise the disclosure so that Item 4 is a summary of Item 9.
Response. The Registrant has revised the disclosure so that Item 4 is a summary of Item 9.
Comment 14. In “Principal Risks of Investing in the Fund”, please include disclosure for the fund investing risk noted in the table.
Response. The Registrant has revised the disclosure as requested to include fund investing risk.

Part C:
Comment 15. On the signature page, please confirm the titles of the officers signing as there are two principal financial officers listed. Please also confirm that the principal financial officer is also the principal accounting officer.
Response. The Registrant has corrected the typo in the titles as Katherine Honey is the principal executive officer, not the principal financial officer. The Registrant confirms that Ashley Lanham (formerly, Harris) is the principal financial officer and principal accounting officer.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle